Filed Pursuant to Rule 424(b)(3)

Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 14 DATED MARCH 5, 2014

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013 and Supplement No. 13 dated January 27, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	placement of debt on certain real property investments;

(3)	the completion and financing of our acquisition of the Walnut Hill Medical Center; and

(4)	modification to the maturity date of the Medistar Loan, previously referred to as the Walnut Hill Bridge Loan.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of March 5, 2014, we had accepted investors’ subscriptions for and issued 92,450,383 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $918,725,886. As of March 5, 2014, we had 82,549,617 shares of our common stock remaining in our Offering.

Pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, our Offering has been extended until the earlier of (i) June 6, 2014; (ii) the date on which the maximum offering has been sold; or (iii) the effective date of the registration statement for our follow-on offering.

Placement of Debt on Certain Real Property Investments

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments — Wholly-owned properties” section beginning on page 119 of the prospectus.

Wholly-owned properties

The following table summarizes the notes payable obtained in connection with the acquisition of the Lubbock Heart Hospital, the Walnut Hill Medical Center and the AT&T California Data Center:

Property Description	Lender	Loan Balance*		Interest Rate	Loan Date
Lubbock Heart Hospital	Texas Capital Bank, N.A.	$15,466,000
	City Bank Texas	5,000,000

		$20,466,000	(1)	30-day LIBOR plus 335 basis points	01/27/2014 01/26/2019

Walnut Hill Medical Center	Capital One, N.A.	$28,000,000
	Premier Bank Texas	6,000,000

		$34,000,000	(2)	6.195%(4)	02/25/2014 02/25/2019

AT&T California Data Center	Bank of America, N.A.	$14,500,000
	Cadence Bank, N.A.	12,500,000
	SunTrust Bank	10,000,000

		$37,000,000	(3)	3.82375%(4)	02/26/2014 02/26/2019

*	Principal balance outstanding on the loan is as of the respective loan origination date.
(1)	In connection with the acquisition of the Lubbock Heart Hospital, Carter/Validus Operating Partnership, LP (“CVOP”), through its wholly-owned subsidiary, HC-4810 N Loop 289, LLC, entered into a loan agreement and related documents (collectively, the “Texas Capital Bank Loan Documents”) for the benefit of Texas Capital Bank, National Association and City Bank Texas to obtain a loan in the principal amount of $20,466,000 (the “Texas Capital Bank Loan”). The Texas Capital Bank Loan is secured by the Lubbock Heart Hospital. The material terms of the Texas Capital Bank Loan provide for the following: (i) a variable interest rate at the 30-day LIBOR plus 335 basis points; (ii) a default annual interest rate equal to the lessor of (x) the maximum legal rate (as defined in the Texas Capital Bank Loan Documents) or (y) the 30-day LIBOR plus 835 basis points; and (iii) a maturity date of January 26, 2019. The Texas Capital Bank Loan Documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type.
(2)

In connection with our acquisition of the Walnut Hill Medical Center, we, through HC-7502 Greenville Avenue, LLC, entered into a loan agreement and related documents (collectively, the “Capital One Loan Documents”) with Capital One, National Association and Premier Bank Texas to obtain a loan in the principal amount of $34,000,000 (the “Capital One Loan”), which is secured by the Walnut Hill Medical Center. The material terms of the Capital One Loan provide for the following: (i) a variable interest rate at the 30-day LIBOR plus 400 basis points and an additional 50 basis points paid directly to Capital One, National Association; (ii) a default annual interest rate equal to the lessor of (a) five percentage points over the contract rate (as defined in the applicable Capital One Loan Documents) or (b) the maximum rate of interest permitted to be charged by applicable laws or regulations governing the loan agreement until paid, compounded monthly; (iii) a maturity date of February 25, 2019; and (iv) prepayment of the loan in part or in whole is prohibited on or prior to the third anniversary of the Closing date (as defined in the applicable Capital One Loan Documents); provided, however, if a prepayment of the Capital One Loan on or prior to the third anniversary is the result of the sale of the entirety of our assets, the Capital One Loan can be prepaid with the payment of a 3% fee during the first year of the loan and a 2% fee during the second and third year of the loan. Thereafter, prepayment, in whole but not in part, of the Capital One Loan may be made without any penalty or premium. The Capital One Loan Documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type. In addition, pursuant to a guaranty, CVOP’s liability is limited to 100% of the outstanding principal balance of the loan for the first six months, 75% after six months and 50% after twelve months. On February 25, 2014, CVOP entered into an interest rate swap agreement with Capital One, National Association to effectively fix the variable interest rate on the Capital One Loan at 6.195% per annum. The term of the swap agreement is co-terminus with the Capital One Loan.
(3)	In connection with the acquisition of the AT&T California Data Center, CVOP, through its wholly-owned subsidiary, DC-7337 Trade Street, LLC, entered into a loan agreement and related documents (collectively, the “Bank of America Loan Documents”) for the benefit of Bank of America, National Association, Cadence Bank, National Association and SunTrust Bank to obtain a loan in the principal amount of $74,000,000 (the “Bank of America Loan”). The Bank of America Loan is secured by the AT&T California Data Center. The material terms of the Bank of America Loan provide for the following: (i) a variable interest rate at the 30-day LIBOR plus 225 basis points; (ii) a default interest rate that may increase the rate of interest accruing on the outstanding principal balance by 300 basis points above the rate of interest otherwise applicable; and (iii) a maturity date of February 26, 2019. We have the option to draw down additional funds on the Bank of America Loan until August 26, 2014. The Bank of America Loan Documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type. On February 27, 2014, CVOP entered into two interest rate swap agreements with Bank of America, National Association and Cadence Bank, National Association for $24,500,000 and $12,500,000, respectively, to effectively fix the variable interest rate on the Bank of America Loan at 3.82375% per annum. The terms of the swap agreements are co-terminus with the Bank of America Loan.
(4)	Represents the fixed interest rate per annum.

Acquisition of the Walnut Hill Medical Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary–Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria–Description of Real Estate Investments–Wholly-owned properties” section beginning on page 114 of the prospectus.

On February 25, 2014, a wholly-owned subsidiary of CVOP acquired 100% of the fee simple interest in a 199,182 rentable square foot healthcare facility (the “Walnut Hill Medical Center”), located in Dallas, Texas, for a purchase price of $99,423,000, plus closing costs. The seller of the Walnut Hill Medical Center, WH Hospital Property Company, LLC, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Walnut Hill Medical Center using net proceeds from the Offering and debt. In connection with the acquisition, we paid an acquisition fee of approximately $1,988,460, or 2% of the purchase price, to our advisor.

Description of the Property

The Walnut Hill Medical Center was constructed in 1983 with renovations completed in 2013. As of February 25, 2014, the Walnut Hill Medical Center was 100% leased to Walnut Hill Physicians’ Hospital, LLC.

In evaluating the Walnut Hill Medical Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, if any, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Walnut Hill Medical Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Walnut Hill Medical Center	02/25/2014	1983	$99,423,000	$1,988,460	9.86%	15.63%	100.0%

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Walnut Hill Medical Center is suitable for its present and intended purpose as a medical facility and adequately covered by insurance.

The Walnut Hill Medical Center is located in the Dallas-Fort Worth, Texas metropolitan statistical area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Walnut Hill Medical Center. Among other things, the property manager will have the authority to negotiate and enter into leases for the Walnut Hill Medical Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Walnut Hill Medical Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-Owned Properties” section on page 117 of the prospectus.

Wholly-owned property

The following table shows, as of the acquisition date, the principal provisions of the lease terms for the sole tenant of the Walnut Hill Medical Center:

Tenant	Renewal Options	Current Annual Base Rent		Base Rent Per Square Foot	Lease Expiration
Walnut Hill Physicians’ Hospital, LLC (1)	—	$9,800,000	(2)	$49.20	02/29/2044

(1)	All of the operations and the principal nature of business of the tenant are healthcare related.
(2)	The annual base rent under the lease increases by 3% of then-current annual base rent.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned property

For 2013, the real estate taxes on the Walnut Hill Medical Center were approximately $278,000. For federal income tax purposes, we estimate that the depreciable basis in the Walnut Hill Medical Center will be approximately $96,923,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

Real Property Loans and Investments

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 11 of the prospectus and the “Investment Objectives, Strategy and Policies—Investment Strategy—Investing in and Originating Loans” section beginning on page 102 of the prospectus.

Modification of the Maturity Date of a Loan

As disclosed previously, on November 19, 2013, we, through CVOP, entered into the Medistar Loan, previously referred to as the Walnut Hill Bridge Loan, to provide funds to the borrowers in the aggregate principal amount of $11,000,000.

On March 4, 2014, we, through CVOP, modified the Medistar Loan to change the maturity date to the earlier to occur of (i) the sale or refinancing of the property under construction for which the proceeds from the loan were used and (ii) December 31, 2014. Prior to this modification, the Medistar Loan was set to expire upon the earlier of (i) the sale or refinancing of the property under construction; (ii) the sale of the Walnut Hill Physicians Hospital; and (iii) May 7, 2014.

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